EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jupiter Telecommunications Co., Ltd. and Subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-116652, 333-116777, 333-116788, 333-116789 and 333-116790) on Form S-8 of Liberty Media International, Inc. of our report dated February 14, 2005, with respect to the consolidated balance sheets of Jupiter Telecommunications Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, Annual Report on Form 10-K/A (Amendment No. 2) of Liberty Media International, Inc.

KPMG AZSA & Co.

Tokyo, Japan
April 15, 2005